Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

Three months	Six months
ended June 30,	ended June 30,
2009	2008	2009	2008

Net income (loss)	$(291)	$(398)	$141	$(662)

Class A Unit Holders (ownership percentage)	x	100%	x	100%	x	100%	x	100%

Net income (loss) allocable to Class A Unit Holders	$(291)	$(398)	$141	$(662)

Class A Units outstanding	7,500	7,500	7,500	7,500

Net income (loss) per Class A Unit	$(0.04)	$(0.05)	$0.02	$(0.09)